February 1, 2022

Ms. Asia Timmons-Pierce

Special Counsel

Office of Manufacturing

Division of Corporation Finance

Securities and Exchange Commission

Washington DC 20549

Attn:	Thomas Jones, Staff Attorney

Geoff Kruczek, Senior Attorney

Re:	Future Pearl Labs, Inc.

Offering Statement on Form 1-A

Filed January 7, 2022

File No. 024-11773

Dear Ms. Timmons-Pierce,

We acknowledge receipt of comments in your letter of January 31, 2022 regarding the Offering Statement of Future Pearl Labs, Inc. (the “Company”), which we have set out below, together with our responses.

Offering Statement on Form 1-A filed January 7, 2022

Securities Being Offered, page 24

1. Please expand the disclosure in this section or in the Plan of Distribution section to describe how investors will be eligible to receive bonus shares in this offering. Also, expand the disclosure in the Risk Factors section to include a risk factor that highlights that the value of shares of investors who do not receive bonus shares will be immediately diluted by investments made by investors entitled to receive bonus shares, who will effectively pay a lower price per share.

The Company has amended its disclosure to describe how investors will be eligible to receive bonus shares, as well as the risk of dilution to those investors who do not receive bonus shares.

Thank you again for the opportunity to respond to your questions to the Offering Statement of Future Pearl Labs, Inc. If you have additional questions or comments, please contact me at andrew@crowdchecklaw.com.

Sincerely,

/s/ Andrew Stephenson

Andrew Stephenson

Partner

CrowdCheck Law LLP

cc: Kevin Morris

Chief Financial Officer